Management’s Discussion and Analysis
For the three months ended March 31, 2026 and 2025
(all tabular figures are presented in thousands of United States Dollars, unless otherwise stated)

Management's Discussion and Analysis For the three months ended March 31, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
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Management's Discussion and Analysis For the three months ended March 31, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Introduction
The following management’s discussion and analysis (MD&A) of the results of operations and financial condition for Aris Mining Corporation (Aris Mining or the Company), is prepared as of May 6, 2026 and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2026 and 2025 (the Interim Financial Statements), which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These documents are available on Aris Mining’s website at www.aris-mining.com, under the Company’s profile on the System for Electronic Data Analysis and Retrieval+ (SEDAR+) at www.sedarplus.ca and in its filings with the U.S. Securities and Exchange Commission (the SEC) at www.sec.gov.
Additional information regarding Aris Mining, including its Annual Information Form (the AIF) for the year ended December 31, 2025 and dated March 11, 2026, as well as other information filed with the Canadian securities regulatory authorities, is also available under the Company’s SEDAR+ profile and in its filings with the SEC. Readers are encouraged to read the Cautionary Note Regarding Forward-looking Information section of this MD&A. The financial information in this MD&A is derived from the Interim Financial Statements prepared in accordance with IFRS. All tabular figures contained herein are expressed in thousands of United States dollars (USD), except as otherwise stated.
This MD&A refers to various Non-GAAP measures, such as total cash costs per ounce ($ per oz gold sold), all-in sustaining costs (AISC) per ounce ($ per oz gold sold), adjusted net earnings and adjusted net earnings per share, earnings before interest, taxes, depreciation, and amortization (EBITDA), adjusted EBITDA, AISC margin, sustaining capital and growth and expansion capital, operating free cash flow after sustaining capital and taxes paid and free cash flow after growth and expansion capital, net debt, and the underlying components thereof, are Non-GAAP financial measures and Non-GAAP ratios in this document. These measures are intended to provide additional information to investors. They do not have any standardized meanings under IFRS, and therefore may not be comparable to other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Reference should be made to the Non-GAAP Financial Measures section of this MD&A for reconciliations of such measures to the most directly comparable financial measure disclosed in the Interim Financial Statements.
Aris Mining is a company incorporated under the laws of the Province of British Columbia, Canada. The address of the Company’s registered and records office is 2900-550 Burrard Street, Vancouver, British Columbia, V6C 0A3.
Business Overview
Aris Mining is a Canadian gold mining company focused on South America. The Company operates the Segovia and Marmato underground gold mines in Colombia, which together produced approximately 257,000 ounces of gold in 2025. Aris Mining is listed on the TSX and NYSE under the symbol ARIS.
The Company is advancing expansion projects at Segovia and Marmato that are expected to increase gold production to approximately 500,000 ounces per year, driven by the ramp-up at Segovia following the installation of the second mill, which was completed in June 2025, and construction of the new Marmato bulk mine and Carbon-In-Pulp (CIP) plant, with first gold expected in Q4 20261.
Aris Mining’s portfolio supports a longer-term objective of approximately 1 million ounces of annual gold production2. Key projects include the high-grade Soto Norte gold project in Colombia, where environmental studies are being finalized for submission in Q2 2026 to initiate the licensing process, and the Toroparu gold project in Guyana, where a Prefeasibility Study (PFS) is in progress to support a construction decision in early 2027.
Additional information is available at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.
1 Reflects expected steady-state annual gold production run-rates of approximately 300 koz at Segovia and 200 koz at Marmato following completion and ramp-up of the respective expansion projects. For more information, please refer to the Company’s news releases dated June 30, 2025 regarding the Segovia expansion and March 12, 2025 regarding the Marmato expansion.
2 Includes potential production estimates from Toroparu, which is based on a preliminary economic assessment effective October 21, 2025, which contemplates a 7.0 Mtpa operation over a 21.3-year mine life with average annual gold production of approximately 235 koz at a base case gold price of US$3,000/oz. The preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There can be no assurance that the projected production will be achieved. In the case of Soto Norte and Toroparu, such production also remains subject to obtaining all necessary permits and to formal construction decisions by the Company.
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Management's Discussion and Analysis For the three months ended March 31, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Highlights | Key Performance Indicators

	Three months ended
Operational Information	March 31, 2026	December 31, 2025	March 31, 2025
Gold produced (ounces)	74,339	69,852	54,763
Gold sold (ounces)	74,843	71,717	54,281
Average realized gold price ($ per oz sold)	4,861	4,200	2,840

Financial Information
Gold revenue	363,813	301,244	154,142
Income from mining operations	203,731	158,065	59,985
EBITDA	181,943	120,406	39,655
Adjusted EBITDA	212,074	167,996	66,613

Net earnings (loss)[1]	97,614	50,863	2,368
Adjusted net earnings	123,689	94,097	27,227

Net earnings (loss) per share – basic ($)[1]	0.47	0.25	0.01
Adjusted net earnings per share – basic ($)	0.60	0.46	0.16

Sustaining capital	12,837	18,389	6,589
Growth and expansion capital	61,251	67,735	43,010

Segovia Results
Gold produced (ounces)	66,567	63,137	47,549
Gold sold (ounces)	67,709	64,456	47,390
AISC Margin - Total ($'000)	198,677	151,264	60,895
AISC ($ per oz gold sold) - Owner Mining	1,492	1,662	1,482
AISC Sales Margin - CMPs (%)	40%	46%	41%

Marmato Results
Gold produced (ounces)	7,772	6,715	7,214
Gold sold (ounces)	7,134	7,261	6,891
AISC Margin - Total ($'000)	6,991	6,192	2,755

Balance sheet, as at	March 31, 2026	December 31, 2025	March 31, 2025
Cash and cash equivalents	472,082	391,874	239,831
Total debt[2]	473,644	477,708	489,899
Net debt[3]	1,562	85,834	250,068

1.Net earnings represent net earnings attributable to the shareholders of the Company.
2.The face value of long-term debt as of March 31, 2026 is shown as the principal amount of Senior Notes outstanding and the total number of Gold Notes outstanding at their par value.
3.Net debt is calculated as outstanding principal for the Senior Notes and the Gold-linked Notes, less cash and cash equivalents.

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Management's Discussion and Analysis For the three months ended March 31, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Q1 2026 Financial Highlights
•Gold revenue increased to $364 million, up 21% from $301 million in Q4 2025, driven by a 4% increase in gold ounces sold and continued strength in realized gold prices.
•EBITDA increased to $182 million from $120 million in Q4 2025, primarily driven by higher income from mining operations.
•Adjusted EBITDA increased to $212 million, compared to $168 million in Q4 2025, after normalizing for non-cash and non-recurring items. On a trailing 12-month basis, Adjusted EBITDA reached $610 million, demonstrating substantial leverage to higher gold prices.
•Net earnings increased to $98 million, from $51 million in Q4 2025. Results for Q1 2026 include $204 million in income from mining operations, up from $158 million in Q4 2025.
•Adjusted net earnings of $124 million or $0.60 per share, up from $94 million or $0.46 per share in Q4 2025.
•Cash and cash equivalents increased to $472 million at March 31, 2026, up from $392 million at December 31, 2025. The increase primarily reflects:
◦$103 million of operating free cash flow after sustaining capital and taxes paid;
◦$40 million installment received under Marmato's precious metals stream following achievement of the 50% construction capital expenditures milestone;
◦$15 million of debt repayment and servicing;
◦$61 million invested in growth and expansion capital.
•Net debt was reduced to $1.6 million, down from $86 million at year-end 2025.
Q1 2026 Operational Highlights
•Gold production totaled 74,339 ounces, representing a 6% increase from the 69,852 ounces produced in Q4 2025.
•Segovia
◦Produced 66,567 ounces in Q1 2026, a 5% increase over Q4 2025, reflecting the processing of 175,370 tonnes at an average gold grade of 12.41 g/t, compared to 201,060 tonnes at 10.10 g/t in Q4 2025. Gold recoveries were 95.3%, compared to 96.1% in Q4 2025.
◦AISC margin increased to $199 million, up 31% from Q4 2025, reflecting higher realized gold prices and increased gold sales volumes.
◦Owner-operated mining (Owner Mining) comprised 64% of the mill feed, consistent with Q4 2025. AISC was $1,492 per ounce, compared to $1,662 per ounce in Q4 2025, outperforming the full-year 2026 guidance range of $1,700 to $1,800 per ounce, primarily reflecting a 14% increase in Owner Mining attributable ounces sold driven in part by higher average grades.
◦Contract Mining Partner (CMP) sourced gold comprised 36% of the mill feed and generated an AISC sales margin of 40%, achieving the top end of the full-year 2026 guidance range of 35% to 40%. This compares with sales margin of 46% in Q4 2025, with lower Q1 margin reflecting changes in the grade and volume mix delivered by CMPs.
◦Combined AISC of $1,963 per ounce, compared to $1,891 per ounce in Q4 2025. Q1 2026 results reflecting the factors driving Owner Mining and CMP AISC as described above.
•Marmato
◦Produced 7,772 ounces, a 16% increase over Q4 2025, reflecting the processing of 77,040 tonnes at 3.53 g/t, compared to 74,568 tonnes at 3.12 g/t in Q4 2025. Production in Q1 2026 reflects the operating capacity of the existing flotation plant and mill feed sourced primarily from ore development and stopes in the Bulk Mining Zone, with throughput expected to increase materially upon commissioning of the new CIP plant in Q4 2026.

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Management's Discussion and Analysis For the three months ended March 31, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
•Marmato construction advancing on schedule
▪In April 2026, the new underground decline broke through into the cross-cut, marking an important milestone that provides direct access from the Bulk Mining Zone to the new CIP plant. This connection establishes an additional access and ventilation pathway, facilitates ore and waste haulage between existing and new infrastructure, and supports the initial ramp-up of mine production.
▪The main civil, mechanical, and electrical works are advancing, with foundations for the mills, tailings thickener, and leach and CIP tanks completed.
▪Construction of underground workshops and ore storage, main pump station, and field offices is scheduled to begin in Q2 2026.
▪Construction of the new 5,000 tonnes per day (tpd) CIP plant remains on schedule for first gold in Q4 2026.
▪During Q1 2026, the Company invested $41 million towards the construction of the Marmato expansion project.
•Toroparu Project (100% owned, Guyana)
▪Aris Mining initiated a Prefeasibility Study (PFS) in Q4 2025, targeted for completion in H2 2026, to support a construction decision in early 2027.
▪Work on updated mineral resource and reserve estimates is progressing well with mine scheduling and optimizations currently underway.
▪Alongside the PFS, the Company is conducting geotechnical drilling, metallurgical test work, mining operation trade-off studies and detailed engineering to enable construction readiness by early 2027.
▪Select pre-construction activities continued during the quarter, including construction of the bridge at the Puruni River crossing, key personnel ramp up, camp expansion and ongoing road works.
▪Preliminary Economic Assessment (PEA) completed in October 2025, outlining an attractive project with after-tax NPV5% of $1.8 billion, IRR of 25.2%, and 3.0-year payback at $3,000/oz gold.
▪During Q1 2026, capital expenditures totaled $5.3 million at Toroparu.
•Soto Norte Project (100% owned, Colombia)
▪The studies required for submission of the environmental license application in support of the development of Soto Norte are nearing completion, supporting a targeted Q2 2026 submission.
▪The Company continues active engagement with the Colombian regulators to support a collaborative approach to the environmental license submission and review process.
▪PFS completed in September 2025, demonstrating robust economics with an after-tax NPV5% of $2.7 billion, IRR of 35%, and 2.3-year payback at $2,600/oz gold.
▪Strong leverage to higher gold prices, at $3,000/oz the NPV5% increases to $3.3 billion with IRR of 40%.
▪The PFS incorporates industry-leading environmental and social design features, including a metallurgical process free of cyanide and mercury and the integration of local community miners — 750 tpd (over 20% of Soto Norte's 3,500 tpd processing capacity) has been dedicated to local contract mining partners.
▪During Q1 2026, capital expenditures totaled $3.4 million at Soto Norte.

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Management's Discussion and Analysis For the three months ended March 31, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Operating Performance | Segovia
Segovia is 100% owned by the Company and is located in a historic mining district of Colombia. Approximately 40% of the gold sold in 2025 was produced using mill feed purchased from CMPs, which was sourced from both within and outside of the Company’s mining titles. The operations include four underground mines and two processing facilities:
•A conventional processing facility, that produces doré and was expanded from 2,000 to 3,000 tpd in June 2025, with ramp-up continuing to advance in line with management's expectations.
•A 200 tpd polymetallic processing plant that recovers lead and zinc concentrates, including gold and silver from tailings.

	Three months ended
Operating Information	March 31, 2026	December 31, 2025	March 31, 2025
Tonnes processed (t)	175,370	201,060	167,150
Average gold grade processed (g/t)	12.41	10.10	9.37
Recoveries (%)	95.3%	96.1%	96.1%
Gold produced (ounces)	66,567	63,137	47,549
Gold sold (ounces)	67,709	64,456	47,390
Financial Information
Gold revenue ($'000s)	331,611	273,127	135,310
Average realized gold price ($/ounce sold)	$4,898	$4,237	$2,855

Owner mining costs	28,852	26,036	19,291
CMP material purchases	50,579	39,836	26,656
Processing costs	9,004	9,953	7,430
Administration and security costs	17,212	15,678	10,124
Change in finished goods and stockpile inventory	(678)	2,942	(929)
Less: materials and supplies inventory provision	—	(1,174)	—
Less: by-product and concentrate revenue	(7,449)	(5,828)	(3,073)
Total cash costs	97,520	87,443	59,499

Royalties	11,139	8,598	4,519
Social contributions	12,358	9,168	4,061
Sustaining capital	11,356	16,197	5,856
Sustaining lease payments	561	457	480
All-in sustaining costs	132,934	121,863	74,415

AISC Margin	198,677	151,264	60,895
Production
Q1 2026 compared to Q4 2025
Gold production totaled 66,567 ounces in Q1 2026, a 5% increase over Q4 2025, driven by higher average gold grades of 12.41 g/t (Q4 2025 - 10.10 g/t). Tonnes processed decreased to 175,370 from 201,060 in Q4 2025, primarily reflecting lower tonnes mined during the period.
Q1 2026 compared to Q1 2025
Gold production in the quarter increased 40% from the 47,549 ounces produced in Q1 2025, primarily driven by higher average gold grades of 12.41 g/t compared to 9.37 g/t in Q1 2025, along with the additional processing capacity from the second ball mill that was commissioned in June 2025.

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Management's Discussion and Analysis For the three months ended March 31, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Gold Revenue
Q1 2026 compared to Q4 2025
Gold revenue in Q1 2026 was $331.6 million, up 21% from Q4 2025, driven by a 16% increase in average realized gold prices together with a 5% increase in gold ounces sold.
Q1 2026 compared to Q1 2025
Gold revenue increased 145% from $135.3 million in Q1 2025, driven by a 72% increase in the average realized gold price to $4,898 per ounce together with a 43% increase in gold ounces sold.
Segovia - Owner Mining and CMPs

	Three months ended
Operating Information	March 31, 2026	December 31, 2025	March 31, 2025

Owner Mining
Gold produced (ounces)	45,017	39,444	27,053
Gold sold (ounces)	45,789	40,260	26,963
Cash cost ($ per oz sold)	918	1,058	1,123
AISC ($ per oz sold)	1,492	1,662	1,482
AISC margin ($'000)	155,940	102,707	37,035

CMPs
Gold produced (ounces)	21,550	23,693	20,496
Gold sold (ounces)	21,920	24,196	20,427
Cash cost ($ per oz sold)	2,532	1,854	1,431
AISC ($ per oz sold)	2,948	2,270	1,687
AISC sales margin (%)	40%	46%	41%
AISC margin ($'000)	42,737	48,557	23,860

Total AISC Margin ($’000)	198,677	151,264	60,895

Combined Cash cost ($ per oz sold)	1,440	1,357	1,256
Combined AISC ($ per oz sold)	1,963	1,891	1,570
All-In Sustaining Costs and Margin
Q1 2026 compared to Q4 2025
AISC at Segovia including both, Owner Mining and CMPs costs, averaged $1,963 per ounce in Q1 2026, a 4% increase from $1,891 per ounce in Q4 2025. The slight increase reflects the increased cost of purchased CMP material due to higher gold prices, partially offset by lower Owner Mining cash costs from higher sales volumes.
AISC margin was $198.7 million, up 31% from $151.3 million in Q4 2025, supported by higher realized gold prices.
•Owner Mining: AISC improved to $1,492 per ounce from $1,662 per ounce in Q4 2025, primarily reflecting higher gold ounces sold (45,789 ounces compared to 40,260 ounces) on stronger average gold grades. Owner Mining AISC margin increased to $155.9 million from $102.7 million in Q4 2025.
•CMPs: AISC averaged $2,948 per ounce, compared to $2,270 per ounce in Q4 2025, primarily reflecting higher mill feed purchase costs which are linked to prevailing gold prices. CMP AISC margin was $42.7 million, compared to $48.6 million in Q4 2025.
Q1 2026 compared to Q1 2025
Combined AISC at Segovia averaged $1,963 per ounce in Q1 2026, up 25% from $1,570 per ounce in Q1 2025. The increase was primarily driven by the same factors described above, relating to increased CMP mill feed purchase costs, higher royalties and social contributions, which are all linked to the prevailing gold price, partially offset by lower Owner Mining costs attributable to increased production and sales volumes.
AISC margin more than tripled to $198.7 million in Q1 2026, compared to $60.9 million in Q1 2025, reflecting both higher realized gold prices and higher gold production volumes.
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Management's Discussion and Analysis For the three months ended March 31, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
•Owner Mining: AISC averaged $1,492 per ounce, consistent with $1,482 per ounce in Q1 2025. Owner Mining AISC margin increased to $155.9 million, from $37.0 million in Q1 2025.
•CMPs: AISC averaged $2,948 per ounce, compared to $1,687 per ounce in Q1 2025, reflecting the same gold-price-linked cost drivers described above. CMP AISC margin was $42.7 million, compared to $23.9 million in Q1 2025.
Growth and Expansion
Non-sustaining growth capital expenditures at Segovia totaled $5.5 million in Q1 2026, compared to $16.2 million in Q4 2025 and $6.4 million in Q1 2025. The Q1 2026 expenditure comprised $5.4 million for underground mine development to support the ramp-up of expanded mill capacity, and amounts for near-mine exploration drilling and tailings infrastructure.

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Management's Discussion and Analysis For the three months ended March 31, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Operating Performance | Marmato
Marmato is 100% owned by the Company and is located in a historic mining district of Colombia. It is comprised of an underground mining operation with two distinct zones, a narrow vein underground mining zone at the higher elevations, and a bulk mining zone at the lower elevations, with two processing facilities:
•A 1,000 tpd flotation processing facility that is currently in operation, which produces doré
•A 5,000 tpd CIP processing facility, which will also produce doré, that is currently under construction as part of the planned Marmato expansion, with first gold expected in Q4 2026.

	Three months ended
Operating Information	March 31, 2026	December 31, 2025	March 31, 2025
Tonnes processed (t)	77,040	74,568	74,050
Average gold grade processed (g/t)	3.53	3.12	3.32
Recoveries (%)	89.6%	90.8%	91.7%
Gold produced (ounces)	7,772	6,715	7,214
Gold sold (ounces)	7,134	7,261	6,891
Gold revenue	32,202	28,117	18,832
Average realized gold price	4,514	3,872	2,733
Production
Q1 2026 compared to Q4 2025
Gold production totaled 7,772 ounces, compared to 6,715 ounces produced in Q4 2025. The increase reflects a 13% increase in average gold grade, and a 3% increase in throughput, partially offset by slightly lower recoveries. Quarterly throughput continues to reflect the operating capacity of the existing flotation plant, with mill feed sourced primarily from ore development and stopes in the Bulk Mining Zone ahead of CIP plant commissioning in Q4 2026.
Q1 2026 compared to Q1 2025
Gold production for Q1 2026 was up 8% compared to Q1 2025, reflecting a 6% increase in average gold grade and a 4% increase in throughput, partially offset by a slight decline in recoveries.
Gold Revenue
Q1 2026 compared to Q4 2025
Gold revenue totaled $32.2 million, compared to $28.1 million in Q4 2025. The increase was driven by a higher average realized gold price of $4,514 per ounce, partially offset by slightly lower gold ounces sold.
Q1 2026 compared to Q1 2025
Compared to Q1 2025, gold revenue increased 71% to $32.2 million from $18.8 million. The increase was driven by a higher average realized gold price of $4,514 per ounce, compared to $2,733 per ounce, together with a 4% increase in gold ounces sold.
Growth and Expansion
Non-sustaining growth capital expenditures at Marmato totaled $47.0 million in Q1 2026, compared to $43.6 million in Q4 2025 and $29.7 million in Q1 2025. Growth capital expenditures in Q1 2026 included:
•$41.0 million for the construction of the CIP processing plant, including civil, mechanical, and electrical works, major equipment procurement and delivery, and surface infrastructure development;
•$4.7 million for underground mine development and drilling programs; and,
•$1.4 million for the tailings storage facility, surface infrastructure and ancillary site activities.

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Management's Discussion and Analysis For the three months ended March 31, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Financial Results
Net income of $97.6 million in Q1 2026 was $46.8 million and $95.2 million higher than net income in Q4 2025 and Q1 2025, respectively. Basic earnings per share of $0.47 in Q1 2026 were $0.22 and $0.46 higher than in Q4 2025 and Q1 2025, respectively.
The following tables present the key drivers of net earnings variances for Q1 2026 compared to Q4 2025 and Q1 2025. The narrative following each table discusses the primary drivers of material variances.

	Q1 2026 vs Q4 2025	Q1 2026 vs Q1 2025
Net Income - Prior Period[1]	$50,863	$2,368
Period-over-period variance drivers
Operating Drivers
Gold price impact on revenue	49,438	151,281
Gold volume impact on revenue	13,131	58,390
By-product impact on revenue	1,345	5,280
Cost of Sales & Social Contributions	(18,811)	(65,693)
Depreciation and Depletion	563	(5,512)
Net change in Operating Drivers	45,666	143,746

Corporate Drivers
General & Administrative costs	(1,025)	(3,797)
Share-based Compensation	13,061	(3,818)
Net change in Corporate Drivers	12,036	(7,615)

Non-operating Drivers
ARIS.WT.A Listed warrants	—	14,584
Other financial instruments	1,296	282
Foreign Exchange gain (loss)	856	(5,593)
Other	4,299	(4,952)
Net change in Non-operating Drivers	6,451	4,321

Income tax expense	(17,627)	(46,048)
Non-Controlling Interest	225	842

Change in Net Income	46,751	95,246
Net Income - Current Period[1]	97,614	97,614
1.Net earnings represent net earnings attributable to the shareholders of the Company.

Q1 2026 compared to Q4 2025
Operating Drivers
Revenue increased $63.9 million, or 21%, to $372.5 million in Q1 2026 from $308.6 million in Q4 2025, primarily driven by a 16% increase in the average realized gold price, which rose to $4,861 per ounce from $4,200 per ounce, contributing $49.4 million to the favorable variance. Higher gold ounces sold contributed a further $13.1 million.
Cost of sales and social contributions increased $18.8 million, or 14%, to $152.5 million in Q1 2026 from $133.7 million in Q4 2025, primarily reflecting higher CMP mill feed purchases at Segovia (+$10.7 million), which are linked to prevailing gold prices, higher social contributions (+$4.0 million), also driven by higher realized gold prices, and higher owner-operated mining costs (+$2.8 million) driven largely by the appreciation of the Colombian peso (COP) against the USD during the quarter. Royalties also increased $3.7 million in line with higher realized gold prices.

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Management's Discussion and Analysis For the three months ended March 31, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Corporate Drivers
Share-based compensation expense was $13.1 million lower in Q1 2026 compared to Q4 2025. Cash-settled performance share units (PSUs) and deferred share units (DSUs) are fair valued based on the Company's share price. Q1 2026 reflected a lower revaluation expense due to a lower share price appreciation than in the prior quarter.
Income tax expense
Income tax expense increased $17.6 million compared to Q4 2025, primarily reflecting higher taxable income from mining operations driven by higher realized gold prices and increased gold ounces sold.
Q1 2026 compared to Q1 2025
Operating Drivers
Revenue increased $215.0 million, or 136%, to $372.5 million in Q1 2026 from $157.5 million in Q1 2025, driven by a 71% increase in the average realized gold price, contributing $151.3 million, combined with a 38% increase in gold ounces sold, which contributed a further $58.4 million. By-product revenue was $5.3 million higher, reflecting increased volumes and stronger metal prices.
Cost of sales and social contributions increased $65.7 million, or 76%, to $152.5 million in Q1 2026 from $86.8 million in Q1 2025, primarily reflecting higher gold-price-linked CMP mill feed purchases at Segovia (+$23.9 million), higher social contributions (+$9.0 million) from higher gold prices and sales volumes, higher Segovia owner-operated mining costs (+$9.6 million) from increased throughput and production, and higher Marmato costs (+$6.5 million), reflecting higher processing and administration costs. Royalties also increased $8.1 million in line with higher realized gold prices and gold sales volumes.
Depreciation and depletion increased $5.5 million compared to Q1 2025, primarily reflecting increased production and a higher depletable cost base following continued sustaining capital investment and the commissioning of the second mill at Segovia in June 2025.
Non-operating Drivers
The fair-value-loss relating to the listed Warrants in Q1 2025 had no corresponding impact in Q1 2026 following the exercise and expiry of all outstanding ARIS.WT.A Listed Warrants on July 30, 2025. The warrants were classified as a financial liability and marked to market through profit and loss, with the valuation driven primarily by changes in the Company’s share price.
Foreign exchange loss in Q1 2026 was $5.6 million unfavorable compared to Q1 2025, primarily due to the continued appreciation of the COP against the USD during the quarter, which resulted in higher translation losses on USD-denominated monetary balances held in COP-functional entities.
Other expense increased by $5.0 million compared to Q1 2025, primarily reflecting the recognition of a temporary Colombian wealth tax that was announced in February 2026. This one-time emergency decree was levied on the net equity of certain Colombia-domiciled entities.
Income tax expense
Income tax expense increased $46.0 million compared to Q1 2025, primarily reflecting higher taxable income from mining operations driven by higher realized gold prices and increased gold ounces sold at both Segovia and Marmato.

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Management's Discussion and Analysis For the three months ended March 31, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Financial Condition, Liquidity and Capital Resources
Working capital
The Company continues to maintain a strong liquidity position, and with the combination of operating cash flows from Segovia, Marmato, and remaining milestone payments from Wheaton Precious Metals International (WPMI), the Company expects to have sufficient cash available to fund operating activities, expansion projects, and strategic initiatives, including the advancement of the Marmato expansion, and study work at Soto Norte and Toroparu.
As at March 31, 2026, the Company held a working capital surplus, calculated as current assets minus current liabilities, of $281.0 million (December 31, 2025 - $232.2 million) which was underpinned by a cash balance of $472.1 million. Cash and cash equivalents increased by $80.2 million in 2026. The increase primarily reflects stronger operating cash flow resulting from higher gold sales, $40.0 million installment received under Marmato's precious metals stream financing following achievement of the 50% construction capital expenditure milestone, partially offset by continued investment in growth projects. Notably, the Company advanced construction of the new CIP processing facility at Marmato, and made debt service payments including scheduled interest and premiums on its Gold-linked Notes.

	Three months ended
	March 31, 2026	December 31, 2025	March 31, 2025
Net cash provided by operating activities	$158,810	$138,776	$46,761
Net cash used in investing activities	(77,321)	(94,438)	(60,564)
Net cash provided by (used in) financing activities	(2,095)	(69,800)	331
Impact of foreign exchange on cash and cash equivalents	814	(545)	768
Increase (decrease) in cash and cash equivalents	80,208	(26,007)	(12,704)
Cash and cash equivalents, beginning of period	391,874	417,881	252,535
Cash and cash equivalents, end of period	$472,082	$391,874	$239,831

Summary of Quarterly Results

	For the three months ended,
	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024
Gold produced (ounces)	74,339	69,852	73,236	58,652	54,763	57,364	53,608	49,216
Gold sold (ounces)	74,843	71,717	73,001	61,024	54,281	56,334	53,769	49,469
Revenue	372,479	308,565	258,115	203,456	157,528	151,076	134,723	117,185
Income from mining operations	203,731	158,065	122,740	91,991	59,985	54,129	37,982	29,838
EBITDA	181,943	120,406	96,506	31,546	39,655	66,602	27,764	30,791
Adjusted EBITDA	212,074	167,996	131,069	98,733	66,613	55,575	43,039	36,079
Net earnings (loss) attributable to the Owners of the Company	97,614	50,863	42,011	(16,897)	2,368	21,687	(2,074)	5,713
Adjusted net earnings (loss)	123,689	94,097	71,842	47,762	27,227	24,659	13,092	12,739
Earnings (loss) per share – basic ($/share)	0.47	0.25	0.21	(0.09)	0.01	0.13	(0.01)	0.04
Earnings (loss) per share – diluted ($/share)	0.47	0.25	0.21	(0.09)	0.01	0.02	(0.01)	0.04
Adjusted earnings per share - basic ($/share)	0.60	0.46	0.36	0.27	0.16	0.14	0.08	0.08

Off-balance Sheet Arrangements
Aris Mining has no off-balance sheet arrangements.
Transactions with Related Parties
The Company’s related parties include its subsidiaries, affiliates, directors and key management personnel. The Company’s key management personnel includes executive and non-executive directors and the Company’s executive officers.
Other than normal-course intercompany transactions and compensation in the form of salaries or directors’ fees, and share-based payments (options, PSUs and DSUs) there were no material related party transactions.
Page | 13

Management's Discussion and Analysis For the three months ended March 31, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Financial Instruments and Financial Risk Management
The nature of the acquisition, exploration, development and operation of gold properties exposes the Company to risks associated with fluctuations in commodity prices, foreign currency exchange rates and credit risk. The Company may at times enter into risk management contracts to mitigate these risks. It is the Company’s policy that no speculative trading in derivatives shall be undertaken.
The Company may at times hold financial instruments, derivatives and/or contracts containing embedded derivatives that are recorded on the consolidated balance sheet at fair value. Financial liabilities classified or designated at fair value through profit or loss (“FVTPL"), including the Gold Notes, are measured at fair value at each reporting date, with changes in fair value recognized in profit or loss, except for changes attributable to the Company’s own credit risk, which are recognized in other comprehensive income.
Aris Mining Holdings Corp. (Aris Holdings), a wholly-owned subsidiary of the Company, has Gold Notes that trade on the Cboe Canada under the symbol “AMNG.NT.U” as described in note 11 of the 2025 annual financial statements. As of March 31, 2026, the outstanding principal value is $23.6 million. The Gold Notes bear interest at 7.5% per annum, payable monthly. In addition to the interest, the Gold Notes pay a gold premium calculated each quarter as the amount by which the London Bullion Market Association Gold Price on the measurement date exceeds the floor price of $1,400. We have not entered into any instruments to hedge against the market movement of gold, and there is risk that rising gold prices would result in higher premiums to be paid. However, there is a natural hedge to this risk as rising gold prices result in higher cash flows from increased AISC margins that are available to fund the potential exposure.
Further information about our financial instruments, derivatives and contracts containing embedded derivatives and associated risks is outlined in note 17 in our 2025 audited annual consolidated financial statements.
Contractual Obligations and Commitments
The Company manages its liquidity risk by continuously monitoring forecast cash flow requirements. The Company believes it has sufficient cash resources to pay its obligations associated with its financial liabilities as at March 31, 2026. In addition to other commitments already disclosed, the Company’s undiscounted commitments including interest and premiums at March 31, 2026 are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade, tax and other payables	$260,973	$—	$—	$—	$260,973
Reclamation and closure costs	729	2,319	—	54,490	57,538
Lease payments	2,048	2,773	1,211	1,378	7,410
Gold Notes	64,632	29,781	—	—	94,413
Senior unsecured notes	36,000	558,000	—	—	594,000
Other contractual commitments[1]	19,044	21,559	2,422	—	43,025
Total	$383,426	$614,432	$3,633	$55,868	$1,057,359
1.Includes binding commitments for capital and operating purchase obligations that the Company has entered into as at March 31, 2026.
Aris Mining’s gold and silver production from the Marmato and future production from the Toroparu Project are subject to the terms of streaming agreements with WPMI.
Liquidity risk
Associated with the contractual obligations and commitments summarized above, the Company manages its liquidity risk by continuously monitoring forecasted cash flow requirements, as well as any requirements that arise by virtue of the financial instruments held by the Company. The Company believes it has sufficient cash resources to pay its obligations associated with its financial liabilities as at March 31, 2026.
Contingencies
In the ordinary course of business, the Company is involved in and potentially subject to legal actions and proceedings. The Company records provisions in its financial statements for such claims when considered material and an outflow of resources is considered probable.
Page | 14

Management's Discussion and Analysis For the three months ended March 31, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
The Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, and any of these events could lead to reassessments. The Company records provisions for such claims when it determines there will be a tax liability associated with its filing position.
Outstanding Share Data
As at the date of this MD&A, the Company has 206.4 million common shares issued and outstanding and 4.3 million common shares issuable under stock options. A further 6 million common shares are issuable to Mubadala following receipt of an environmental license to develop Soto Norte.
Non-GAAP Financial Measures
This MD&A refers to a number of non-GAAP financial measures and non-GAAP ratios, which are not measures recognized under International Financial Reporting Standards (IFRS) and do not have a standardized meaning prescribed by IFRS. The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. The Company discloses these financial measures and ratios because the Company believes that they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS.

Total cash costs and All-in sustaining costs
Total cash costs and total cash costs per ounce sold are a non-GAAP financial measure and a non-GAAP ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Total cash costs per ounce sold are calculated by dividing total cash costs by volume of gold ounces sold. Aris Mining believes that, in addition to conventional measures prepared in accordance with IFRS such as cost of sales, certain investors use this information to evaluate the Company's performance and ability to generate cash flow from its mining operations. Management uses this metric as an important tool to monitor operating costs. Management has included a secondary total cash cost and total cash cost per ounce measure, that includes the cost of royalties incurred on precious metal shipments from Segovia. This measure adds back the cost of royalties to total cash cost and is intended to be reflective of the total cash cost associated with operating in Colombia.
AISC and AISC ($ per oz sold) are a non-GAAP financial measure and a non-GAAP ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. AISC ($ per oz sold) is calculated by dividing AISC by volume of gold ounces sold. The methodology for calculating AISC was developed internally and is calculated below, and readers should be aware that this measure does not have a standardized meaning. This non-GAAP measure provides investors with greater transparency regarding the total period cost of producing an ounce of gold and may assist in comparisons with other gold mining peers. Management uses this metric as an important tool to monitor operating costs. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Page | 15

Management's Discussion and Analysis For the three months ended March 31, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Total cash costs & All-in sustaining costs
Reconciliation of total cash costs and all-in sustaining costs to the most directly comparable financial measure disclosed in the Interim Financial Statements.

	For the three months ended,
Segovia	March 31, 2026	December 31, 2025	March 31, 2025
Total gold sold (ounces)	67,709	64,456	47,390
Cost of sales[1]	116,108	103,043	67,091
Less: materials and supplies inventory provision[1]	—	(1,174)	—
Less: royalties[1]	(11,139)	(8,598)	(4,519)
Add: by-product revenue[1]	(7,449)	(5,828)	(3,073)
Total cash costs	97,520	87,443	59,499
Cash cost per ounce sold	$1,440	$1,357	$1,256
Add: royalties[1]	11,139	8,598	4,519
Add: social contributions[1]	12,358	9,168	4,061
Add: sustaining capital expenditures	11,356	16,197	5,856
Add: sustaining lease payments	561	457	480
Total AISC	132,934	121,863	74,415
AISC per ounce sold	$1,963	$1,891	$1,570

Marmato
Total gold sold (ounces)	7,134	7,261	6,891
Cost of sales[1]	23,096	21,322	15,384
Less: materials and supplies inventory provision[1]	—	(254)	—
Less: royalties[1]	(3,332)	(2,223)	(1,840)
Add: by-product revenue[1]	(306)	(1,493)	(313)
Total cash costs	19,458	17,352	13,231
Add: royalties[1]	3,332	2,223	1,840
Add: social contributions[1]	940	158	273
Add: sustaining capital expenditures	1,481	2,192	733
Total AISC	25,211	21,925	16,077

Consolidated
Total gold sold (ounces)	74,843	71,717	54,281
Cost of sales[1]	139,204	124,365	82,475
Less: materials and supplies inventory provision[1]	—	(1,428)	—
Less: royalties[1]	(14,471)	(10,821)	(6,359)
Add: by-product revenue[1]	(7,755)	(7,321)	(3,386)
Total cash costs	116,978	104,795	72,730
Add: royalties[1]	14,471	10,821	6,359
Add: social contributions[1]	13,298	9,326	4,334
Add: sustaining capital expenditures	12,837	18,389	6,589
Add: sustaining lease payments	561	457	480
Total AISC	158,145	143,788	90,492
1.As presented in the Interim Financial Statements and notes thereto for the respective periods

Page | 16

Management's Discussion and Analysis For the three months ended March 31, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Reconciliation of cash costs and all-in sustaining costs by business unit at Segovia to the costs as disclosed above.

	For the three months ended,
Segovia - Owner Mining	March 31, 2026	December 31, 2025	March 31, 2025
Total gold sold (ounces)	45,789	40,260	26,963
Cost of sales[1]	54,858	52,773	34,799
Less: materials and supplies inventory provision	—	(895)	—
Less: royalties[1]	(7,805)	(5,689)	(2,783)
Add: by-product revenue[1]	(5,037)	(3,610)	(1,748)
Total cash costs	42,015	42,578	30,268
Cash cost per ounce sold	$918	$1,058	$1,123
Add: royalties[1]	7,805	5,689	2,783
Add: social contributions[1]	8,660	6,058	2,501
Add: sustaining capital expenditures	9,274	12,144	3,917
Add: sustaining lease payments	561	457	480
Total AISC	68,315	66,926	39,949
AISC per ounce sold	$1,492	$1,662	$1,482

Segovia - CMPs
Total gold sold (ounces)	21,920	24,196	20,427
Cost of sales[1]	61,250	50,271	32,292
Less: materials and supplies inventory provision	—	(279)	—
Less: royalties[1]	(3,334)	(2,909)	(1,736)
Add: by-product revenue[1]	(2,412)	(2,218)	(1,325)
Total cash costs	55,505	44,865	29,231
Cash cost per ounce sold	$2,532	$1,854	$1,431
Add: royalties[1]	3,334	2,909	1,736
Add: social contributions[1]	3,698	3,110	1,560
Add: sustaining capital expenditures	2,082	4,053	1,939
Total AISC	64,619	54,937	34,466
AISC per ounce sold	$2,948	$2,270	$1,687

Segovia - Combined
Total gold sold (ounces)	67,709	64,456	47,390
Cost of sales[1]	116,108	103,043	67,091
Less: materials and supplies inventory provision	—	(1,174)	—
Less: royalties[1]	(11,139)	(8,598)	(4,519)
Add: by-product revenue[1]	(7,449)	(5,828)	(3,073)
Total cash costs	97,520	87,443	59,499
Cash cost per ounce sold	$1,440	$1,357	$1,256
Add: royalties[1]	11,139	8,598	4,519
Add: social contributions[1]	12,358	9,168	4,061
Add: sustaining capital expenditures	11,356	16,197	5,856
Add: sustaining lease payments	561	457	480
Total AISC	132,934	121,863	74,415
AISC per ounce sold	$1,963	$1,891	$1,570
1.As presented in the Interim Financial Statements and notes thereto for the respective periods

Page | 17

Management's Discussion and Analysis For the three months ended March 31, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
AISC margin
AISC margin is a non-GAAP financial measure calculated as the difference between gold revenue and all-in sustaining costs (AISC). This measure has no standard meaning under IFRS. AISC margin is used by management and investors to evaluate the Company's operating performance and cash generation capability from mining operations.
Reconciliation of total AISC margin at Segovia disclosed below.

	Three months ended
($’000)	March 31, 2026	December 31, 2025	March 31, 2025
Gold revenue[1]	331,611	273,127	135,310
All-in sustaining costs	132,934	121,863	74,415
AISC margin ($)	198,677	151,264	60,895
AISC margin (%)	60%	55%	45%
1.As presented in the Interim Financial Statements and notes thereto for the respective periods

Trailing 12-months AISC margin

	Three months ended				Trailing 12 Months
($’000)	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2026
Gold revenue[1]	331,611	273,127	229,116	177,551	1,011,405
All-in sustaining costs	132,934	121,863	107,606	90,382	452,785
AISC margin ($)	198,677	151,264	121,510	87,169	558,620
AISC margin (%)	60%	55%	53%	49%	55%
1.As presented in the Interim Financial Statements and notes thereto for the respective periods
Additions to mineral interests, plant and equipment
The table below reconciles sustaining and growth and expansion capital expenditures (also referred to as growth capital, expansion capital and growth and expansion investments) as disclosed in this MD&A to the additions to mining interest, plant, and equipment in the supporting notes to the Interim Financial Statements.

	Three months ended
($’000)	March 31, 2026	December 31, 2025	March 31, 2025
Sustaining capital
Segovia	11,356	16,197	5,856
Marmato	1,481	2,192	733
Total sustaining capital	12,837	18,389	6,589
Non-sustaining capital
Marmato	47,031	43,562	29,661
Segovia	5,454	16,161	6,368
Soto Norte Project	3,445	4,885	4,570
Toroparu Project	5,321	3,127	2,411
Total expansion and growth capital	61,251	67,735	43,010
Additions to mining interest, plant and equipment[1]	74,088	86,124	49,599
1. As presented in the Interim Financial Statements and notes thereto for the respective periods

Page | 18

Management's Discussion and Analysis For the three months ended March 31, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Free cash flow
Operating free cash flow after sustaining capital and taxes paid and free cash flow after growth and expansion capital are non-GAAP financial measures and are common performance metrics in the gold mining industry; however, they have no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.
Operating free cash flow after sustaining capital and taxes paid is calculated as net cash provided by operating activities, adjusted to exclude certain non-recurring or non-operating items, less sustaining capital expenditures and sustaining lease payments. Free cash flow after growth and expansion capital is calculated as operating free cash flow after sustaining capital and taxes paid less growth and expansion capital expenditures.
Aris Mining believes that these measures provide investors and analysts with useful information about the Company’s ability to generate cash from its mining operations after maintaining its asset base, and its capacity to fund growth initiatives, reduce debt, strengthen liquidity, or return capital to shareholders. Management uses these measures as key internal indicators of financial performance and capital discipline. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS, including net cash provided by operating activities as reported in the consolidated statement of cash flows.

	Three months ended
($’000)	March 31, 2026	December 31, 2025	March 31, 2025
Operating cash flows before taxes[1]	184,981	160,462	51,882
Adjusting Items:
Precious metal stream deposit settled (received)[1]	(40,016)	10,000	—
Finance income[1]	(3,383)	(4,353)	(2,336)
Impact of FX on cash and cash equivalents[1]	814	(545)	768
Adjusted operating cash flows before taxes	142,396	165,564	50,314

Less: Income taxes paid[1]	(26,171)	(21,686)	(5,121)
Adjusted net cash provided by operating activities	116,225	143,878	45,193

Less: Sustaining capital	(12,837)	(18,389)	(6,589)
Less: Sustaining lease payments	(561)	(457)	(480)
Operating free cash flow after sustaining capital and taxes paid	102,827	125,032	38,124

Less: Growth and expansion capital	(61,251)	(67,735)	(43,010)
Free cash flow after growth and expansion capital	41,576	57,297	(4,886)
1. As presented in the Interim Financial Statements and notes thereto for the respective periods

Page | 19

Management's Discussion and Analysis For the three months ended March 31, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Adjusted net earnings and adjusted net earnings per share
Adjusted net earnings and adjusted net earnings per share (basic) are a non-GAAP financial measure and non-GAAP ratios, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Adjusted net earnings per share (basic) are calculated by dividing adjusted net earnings by the number of shares outstanding on a basic basis.
Adjusted net earnings and adjusted net earnings per share (basic) are used by management and investors to measure the underlying operating performance of the Company. Presenting these measures from period to period helps management and investors evaluate earnings trends more readily in comparison with results from prior periods.
Adjusted net earnings is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, income and losses from equity accounting in investees, and other non-recurring items. Adjusted net earnings per share amounts are calculated using the weighted average number of shares outstanding on a basic basis as determined under IFRS. In the table below the Company has provided the reconciliation of adjusted net earnings to the most directly comparable financial measure disclosed in the Interim Financial Statements.

	Three months ended
($000s except shares amount)	March 31, 2026	December 31, 2025	March 31, 2025
Basic weighted average shares outstanding[1]	205,967,201	203,245,172	171,622,649
Net income (loss) attributable to Owners of the Company[1]	97,614	50,863	2,368
Add back:
Share-based compensation[1]	7,602	20,663	3,784
(Income) loss from equity accounting in investee[1]	—	(14)	14
Loss on financial instruments[1]	1,762	3,058	16,628
Loss on termination of Soto Norte Project Precious Metals Purchase Agreement[1]	—	4,990	—
Other (income) expense[1]	9,177	6,447	535
Foreign exchange (gain) loss[1]	11,590	12,446	5,997
Income tax effect on adjustments	(4,057)	(4,356)	(2,099)
Adjusted net earnings	123,689	94,097	27,227
Per share – basic ($/share)	0.60	0.46	0.16
1.As presented in the Interim Financial Statements and notes thereto for the respective periods
Trailing 12-months Adjusted net earnings and Adjusted net earnings per share

	Three months ended				Trailing 12 Months
($000s except shares amount)	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2026
Basic weighted average shares outstanding[1]	205,967,201	203,245,172	199,171,052	179,836,208	197,053,206
Net income (loss) attributable to Owners of the Company[1]	97,614	50,863	42,011	(16,897)	173,591
Add back:
Share-based compensation[1]	7,602	20,663	9,497	8,136	45,898
(Income) loss from equity accounting in investee[1]	—	(14)	—	—	(14)
Loss on financial instruments[1]	1,762	3,058	6,385	50,737	61,942
Loss on disposal of Juby Project[1]	—	—	3,200	—	3,200
Loss on termination of Soto Norte Project Precious Metals Purchase Agreement[1]	—	4,990	—	—	4,990
Other (income) expense[1]	9,177	6,447	1,961	1,090	18,675
Foreign exchange (gain) loss[1]	11,590	12,446	13,520	7,224	44,780
Income tax effect on adjustments	(4,057)	(4,356)	(4,732)	(2,528)	(15,673)
Adjusted net earnings	123,689	94,097	71,842	47,762	337,389
Per share – basic ($/share)	0.60	0.46	0.36	0.27	1.71
1.As presented in the Interim Financial Statements and notes thereto for the respective periods

Page | 20

Management's Discussion and Analysis For the three months ended March 31, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
EBITDA and Adjusted EBITDA
EBITDA and Adjusted EBITDA are Non-GAAP financial measures and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. EBITDA represents earnings before interest (including non-cash accretion of financial obligations and lease obligations), income taxes and depreciation, depletion and amortization.
EBITDA is then adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, income and losses from equity accounting in investees, and other non-recurring items (Adjusted EBITDA). In the table below the Company has provided the reconciliation of EBITDA and adjusted EBITDA to the most directly comparable financial measure disclosed in the Interim Financial Statements.

	Three months ended
	March 31, 2026	December 31, 2025	March 31, 2025
Earnings before Income tax[1]	161,672	97,519	21,220
Add back:
Depreciation and depletion[1]	16,246	16,809	10,734
Finance income[1]	(3,383)	(4,353)	(2,336)
Finance costs[1]	7,408	10,431	10,037
EBITDA	181,943	120,406	39,655

Add back:
Share-based compensation[1]	7,602	20,663	3,784
Income from associates[1]	—	(14)	14
Loss on financial instruments[1]	1,762	3,058	16,628
Loss on termination of Soto Norte Project Precious Metals Purchase Agreement[1]	—	4,990	—
Other Income (expenses)[1]	9,177	6,447	535
Foreign exchange (gain) loss[1]	11,590	12,446	5,997
Adjusted EBITDA	212,074	167,996	66,613
1.As presented in the Interim Financial Statements and notes thereto for the respective periods
Trailing 12-months EBITDA and Adjusted EBITDA

	Three months ended				Trailing 12 Months
	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2026
Earnings before Income tax[1]	161,672	97,519	76,094	12,258	347,543
Add back:
Depreciation and depletion[1]	16,246	16,809	13,459	11,929	58,443
Finance income[1]	(3,383)	(4,353)	(2,437)	(3,474)	(13,647)
Finance costs[1]	7,408	10,431	9,390	10,833	38,062
EBITDA	181,943	120,406	96,506	31,546	430,401

Add back:
Share-based compensation[1]	7,602	20,663	9,497	8,136	45,898
Income from associates[1]	—	(14)	—	—	(14)
Loss on financial instruments[1]	1,762	3,058	6,385	50,737	61,942
Loss on disposal of Juby Project[1]	—	—	3,200	—	3,200
Loss on termination of Soto Norte Project Precious Metals Purchase Agreement[1]	—	4,990	—	—	4,990
Other Income (expenses)[1]	9,177	6,447	1,961	1,090	18,675
Foreign exchange (gain) loss[1]	11,590	12,446	13,520	7,224	44,780
Adjusted EBITDA	212,074	167,996	131,069	98,733	609,872
1.As presented in the Interim Financial Statements and notes thereto for the respective periods
Page | 21

Management's Discussion and Analysis For the three months ended March 31, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Accounting Matters
Basis for preparation and accounting policies
The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). Details of the material accounting policies for significant (or potentially significant) areas that have had an impact (or may have an impact in future periods) on the Company’s financial statements are disclosed in note 3 of the Company’s consolidated financial statements for the years ended December 31, 2025 and 2024.
Risks and Uncertainties
Exploration, development and mining of precious metals involves numerous inherent risks. As such, Aris Mining is subject to financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although Aris Mining assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, these risks cannot be eliminated. Readers are encouraged to read and consider the risk factors which are more specifically described under the caption "Risk Factors" in the Company's AIF for the year ended December 31, 2025 dated as of March 11, 2026, which is available on www.aris-mining.com, under the Company's profile on SEDAR+ at www.sedarplus.ca and in its filings with the SEC at www.sec.gov.
If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently aware or which it considers to be material in relation to the Company's business actually occur, the Company's assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be adversely affected. In such circumstances, prices of the Company's securities could decline, and investors could lose all or part of their investment. In addition, such risk factors could cause actual amounts to differ from those described in the forward-looking statements related to the Company.
Disclosure Controls and Procedures and Internal Controls Over Financial Reporting
Internal controls over financial reporting
Disclosure controls and procedures have been designed to provide reasonable assurance that all material information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate, and recorded, processed, summarized, and reported to allow timely decisions regarding required disclosure, including in its annual filings, interim filings, or other reports filed or submitted under securities legislation.
The Company's management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing adequate internal controls over financial reporting.
Changes in internal controls
During the three months ended March 31, 2026, there were no changes in the Company's internal controls over financial reporting that materially affected or are reasonably likely to materially affect the Company's internal controls over financial reporting.
Limitations of controls and procedures
The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
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Management's Discussion and Analysis For the three months ended March 31, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Qualified Person and Technical Information
Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, is a Qualified Person as defined by National Instrument 43-101 (NI 43-101), and has reviewed and approved the technical information contained in this Management's Discussion and Analysis.
Mineral Reserves and Mineral Resources

Property	Proven			Probable			Proven & Probable
	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)
Marmato	2,196	4.31	304	29,082	3.08	2,874	31,277	3.16	3,178
Soto Norte	2,600	8.78	734	17,700	6.72	3,824	20,300	7.00	4,569
Segovia	1,708	9.92	545	2,659	11.21	958	4,367	10.70	1,503
Total			1,583			7,656		5.14	9,250
Notes: Totals may not add due to rounding. Mineral reserves were estimated using a gold price of US$1,500 per ounce at Marmato, US$2,200 at Soto Norte, and US$2,800 at Segovia. The mineral reserve effective dates are June 30, 2022 at Marmato, August 18, 2025 at Soto Norte, and November 28, 2025 at Segovia. This disclosure of mineral reserve estimates has been approved by Pamela De Mark, P.Geo, Senior Vice President Geology and Exploration of Aris Mining, who is a Qualified Person as defined by National Instrument 43-101.

Property	Measured			Indicated			Measured & Indicated			Inferred
	Tonnes (Mt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (Mt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (Mt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (Mt)	Gold Grade (g/t)	Contained Gold (koz)
Marmato	2.8	6.04	545	58.7	2.89	5,452	61.5	3.03	5,997	35.6	2.43	2,787
Soto Norte	3.8	7.99	976	35.2	5.29	5,987	39.0	5.55	6,959	25.1	4.81	3,882
Segovia	4.1	14.78	1,925	3.3	15.94	1,701	7.4	15.30	3,626	6.3	14.13	2,856
Toroparu	48.5	1.31	2,038	78.4	1.30	3,272	126.9	1.30	5,310	22.9	1.60	1,177
Total			5,484			16,412			21,892			10,702
Notes: Mineral resources are not mineral reserves and do not have demonstrated economic viability. Mineral resource estimates are reported inclusive of mineral reserves. Totals may not add due to rounding. Mineral resources were estimated using a gold price of US$1,700 per ounce at Marmato, US$2,600 at Soto Norte, US$3,200 at Segovia, and US$1,950 at Toroparu. The mineral resource effective dates are June 30, 2022 at Marmato, August 18, 2025 at Soto Norte, November 28, 2025 at Segovia, and October 21, 2025 at Toroparu. This disclosure of mineral resource estimates has been approved by Pamela De Mark, P.Geo, Senior Vice President Geology and Exploration of Aris Mining, who is a Qualified Person as defined by National Instrument 43-101.

Technical Disclosure
Unless otherwise indicated, the scientific disclosure and technical information included in this MD&A are based upon information included in the following documents and NI 43-101 compliant technical reports:
1.Technical report entitled “Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, PFS of the Lower Mine Expansion Project” dated November 23, 2022 with an effective date of June 30, 2022, which is available for download on Aris Mining's website at www.aris-mining.com and on Aris Mining's SEDAR+ profile at www.sedarplus.ca and in Aris Mining's filings with the SEC at www.sec.gov.
2.Technical report entitled “NI 43-101 Technical Report Prefeasibility Study for the Soto Norte Project, Santander, Colombia”, dated September 3, 2025 with an effective date of August 18, 2025, which is available for download on Aris Mining's website at www.aris-mining.com and on Aris Mining’s SEDAR+ profile at www.sedarplus.ca and in Aris Mining's filings with the SEC at www.sec.gov.
3.Technical report entitled “NI 43-101 Technical Report for the Segovia Operations, Antioquia, Colombia” dated December 5, 2023 with an effective date of September 30, 2023, which is available for download on Aris Mining's website at www.aris-mining.com and on Aris Mining's SEDAR+ profile at www.sedarplus.ca and in Aris Mining's filings with the SEC at www.sec.gov.
4.Technical report entitled “Updated Mineral Resource Estimate NI 43-101 Technical Report Preliminary Economic Assessment for the Toroparu Project Cuyuni-Mazaruni Region, Guyana” dated October 28, 2025 with an effective date of October 21, 2025, which is available for download on Aris Mining's website at www.aris-mining.com and on Aris Mining's SEDAR+ profile at www.sedarplus.ca and in Aris Mining's filings with the SEC at www.sec.gov.
5.News release of Aris Mining dated January 8, 2026 and entitled “Aris Mining Expands High-Grade Segovia Reserve and Resource Estimates”.
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Management's Discussion and Analysis For the three months ended March 31, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Cautionary Note Regarding Forward-looking Statements
Certain statements in this MD&A constitute forward-looking information. Often, but not always, forward-looking statements use words or phrases such as: "anticipate", "believe", "continue", "estimate", "expect", "future", "goal", "guidance", "intend", "likely", "objective", "opportunity", "plan", "possible", "potential", "probable", "project", "target" or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such forward-looking statements include but are not limited to, statements with respect to the Company’s targeted annual gold production, 2026 guidance, the timeline for ramp up of production at Segovia, timeline for the construction of the CIP plant and production at the Bulk Mining Zone, the plans and timing of the Toroparu prefeasibility study including a potential construction decision, the economic analysis from the Toroparu PFS and Toroparu PEA, the anticipated timeline for submission of the environmental study in respect of the Soto Norte project, projected payments and obligations of the Company, the Company’s growth plans and the requirements thereof, the Company’s ability to fund growth projects, the Company’s ability to pay its obligations associated with its financial liabilities, the Company's potential objective to produce 1 million oz of gold annually, the Company’s anticipated business plans and strategies, financing sources, critical accounting estimates, risks and uncertainties and limitations of controls and procedures, statements made in the section entitled “Business Overview” regarding the Company’s projects and growth opportunities to increase annual gold production, as well as statements relating to the Company’s 2026 guidance and outlooks.
Forward-looking information and forward-looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to: local environmental and regulatory requirements and delays in obtaining required environmental and other licenses, changes in national and local government legislation, taxation, controls, regulations and political or economic developments, uncertainties and hazards associated with gold exploration, development and mining, risks associated with tailings and water management, risks associated with operating in foreign jurisdictions, risks associated with capital cost estimates, dependence of operations on infrastructure, costs associated with the decommissioning of the Company’s properties, fluctuations in foreign exchange or interest rates and stock market volatility, operational and technical problems, the ability to maintain good relations with employees and labour unions, competition; reliance on key personnel, litigation risks, uncertainties relating to title to property and mineral resource and mineral reserve estimates, risks associated with acquisitions and integration, risks associated with the Company’s ability to meet its financial obligations as they fall due, volatility in the price of gold, or certain other commodities, risks associated with costs, supply chain disruptions, and financial risks due to changes in tariffs, trade policies, international trade disputes, or regulatory shifts, risks that actual production may be less than estimated, risks associated with servicing indebtedness, additional funding requirements, risks associated with general economic factors, risks associated with secured debt, changes in the accessibility and availability of insurance for mining operations and property, environmental, sustainability and governance practices and performance, risks associated with climate change, risks associated with the reliance on experts outside of Canada, pandemics, epidemics and public health crises, potential conflicts of interest, uncertainties relating to the enforcement of civil liabilities outside of Canada, cyber-security risks, risks associated with operating a joint venture, volatility of the share price, the Company’s obligations as a public company; the ability to pay dividends in the future, as well as those factors discussed in the section entitled "Risk Factors" in the Company's AIF for the year ended December 31, 2025 and dated March 11, 2026 which is available on the Company’s website at www.aris-mining.com, on SEDAR+ at www.sedarplus.ca and included as part of the Company's Annual Report on Form 40-F, filed with the SEC at www.sec.gov.

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Management's Discussion and Analysis For the three months ended March 31, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and the Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, unless so required by Canadian securities laws. Accordingly, readers should not place undue reliance on forward-looking statements and information.
This MD&A contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about the Company’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The Company’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. The Company has included FOFI in order to provide readers with a more complete perspective on the Company’s future operations and management’s current expectations relating to the Company’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this MD&A. Unless required by applicable laws, the Company does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.

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